Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

Brandi Piacente

Email: netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

(Beijing - February 25, 2021)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                  Net revenues were RMB19.8 billion (US$3.0 billion), an increase of 25.6% compared with the fourth quarter of 2019.

•                      Online game services net revenues were RMB13.4 billion (US$2.1 billion), an increase of 15.5% compared with the fourth quarter of 2019.

•                      Youdao net revenues were RMB1.1 billion (US$169.6 million), an increase of 169.7% compared with the fourth quarter of 2019.

•                      Innovative businesses and others net revenues were RMB5.3 billion (US$805.3 million), an increase of 41.3% compared with the fourth quarter of 2019.

•                  Gross profit was RMB9.9 billion (US$1.5 billion), an increase of 20.9% compared with the fourth quarter of 2019.

•                  Total operating expenses were RMB6.9 billion (US$1.1 billion), an increase of 32.1% compared with the fourth quarter of 2019.

•                  Net income from continuing operations attributable to the Company’s shareholders was RMB975.7 million (US$149.5 million), which includes net exchange losses of RMB1.8 billion (US$276.2 million) and net investment loss of RMB271.9 million (US$41.7 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB1.6 billion (US$244.9 million). [1]

•                  Basic net income from continuing operations was US$0.04 per share (US$0.22 per ADS). Non-GAAP basic net income from continuing operations was US$0.07 per share (US$0.36 per ADS). [1]

Fourth Quarter 2020 and Early 2021 Operational Highlights

•                  Expanded user base and diversified portfolio with new games launched in the Chinese market including:

•                  Revelation mobile game, which was released in January 2021 and topped China’s iOS download chart soon after its launch, capturing wide interest from players.

•                  Introduced new titles including For All Time, Unknown Future, Akasha Book and Yu-Gi-Oh! Duel Links.

•                  Continued the popularity of a number of mobile titles that climbed China’s iOS top grossing chart in the past few months including Fantasy Westward Journey and Westward Journey Online mobile games, Invincible and Life-After.

•                  Deepened NetEase Games’ international reach with Knives Out leading Japan’s iOS top grossing chart several times in the fourth quarter.

•                  Advanced exciting game pipeline, including Elysium of Legends, Infinite Lagrange, Harry Potter: Magic Awakened, The Lord of the Rings: Rise to War, Nightmare Breaker, Ghost World Chronicle, Diablo® Immortal™ and Pokémon Quest.

•                  Continued strong growth from Youdao’s learning services and learning products for the fourth quarter of 2020, with net revenues up 198.8% and 253.8% year-over-year, respectively and positive net operating cash flow of approximately RMB129.0 million (US$19.8 million).

“We maintained steady development across our primary businesses, with total net revenues of RMB19.8 billion in the fourth quarter, up 25.6% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our online games business continued its strong performance during 2020, propelled by the sustained and growing popularity of our diversified titles. At the beginning of 2021, we launched Revelation mobile game, which gave us a wonderful start to the first quarter. We are also very excited to introduce a number of other new titles later this year, paving the way for our solid growth in 2021.

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

“2020 was a challenging year for many businesses around the world. Our ability to weather these obstacles and grow each of our online games, online education, music and e-commerce businesses speaks to the strength of our model, which is centered around content creation and user experience. We are committed to generating even more value for our shareholders and communities through our dedication to innovation that thrills our users, diversification and international expansion that drive our revenue streams, and high-quality products and services that are synonymous with the NetEase brand,” Mr. Ding concluded.

Fourth Quarter 2020 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2020 were RMB19,761.7 million (US$3,028.6 million), compared to RMB18,658.2 million and RMB15,734.8 million for the preceding quarter and the fourth quarter of 2019, respectively.

Net revenues from online game services were RMB13,400.2 million (US$2,053.7 million) for the fourth quarter of 2020, compared to RMB13,862.0 million and RMB11,604.3 million for the preceding quarter and the fourth quarter of 2019, respectively. Net revenues from mobile games accounted for approximately 72.4% of net revenues from online game services for the fourth quarter of 2020, compared to 72.7% and 70.4% for the preceding quarter and the fourth quarter of 2019, respectively.

Net revenues from Youdao were RMB1,106.8 million (US$169.6 million) for the fourth quarter of 2020, compared to RMB896.0 million and RMB410.4 million for the preceding quarter and the fourth quarter of 2019, respectively.

Net revenues from innovative businesses and others were RMB5,254.8 million (US$805.3 million) for the fourth quarter of 2020, compared to RMB3,900.1 million and RMB3,720.0 million for the preceding quarter and the fourth quarter of 2019, respectively.

Gross Profit

Gross profit for the fourth quarter of 2020 was RMB9,927.8 million (US$1,521.5 million), compared to RMB9,885.8 million and RMB8,210.4 million for the preceding quarter and the fourth quarter of 2019, respectively.

The quarter-over-quarter decrease in online game services gross profit was mainly due to slightly decreased net revenues from certain mobile games. The year-over-year increase was primarily due to increased net revenues from mobile games such as Fantasy Westward Journey H5, Sky, Life-After and Invincible, as well as PC games such as Fantasy Westward Journey Online.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily due to increased net revenues from its learning services and learning products.

The quarter-over-quarter increase in innovative businesses and others gross profit was primarily due to increased gross profit from advertising services and Yanxuan. The year-over-year increase was primarily due to improved performances from Yanxuan and NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the fourth quarter of 2020 was 63.1%, compared to 63.6% and 63.1% for the preceding quarter and the fourth quarter of 2019, respectively. Gross profit margin for online game services was generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC games, as well as self-developed and licensed games.

Gross profit margin for Youdao for the fourth quarter of 2020 was 47.5%, compared to 45.9% and 29.8% for the preceding quarter and the fourth quarter of 2019, respectively. The quarter-over-quarter and year-over-year increases were mainly due to improved economies of scale and the continuous optimization of Youdao’s faculty compensation structure, as well as substantially increased sales volume of Youdao Dictionary Pen, which has a comparatively higher gross profit margin.

Gross profit margin for innovative businesses and others for the fourth quarter of 2020 was 18.0%, compared to 16.8% and 20.6% for the preceding quarter and the fourth quarter of 2019, respectively. The quarter-over-quarter increase was primarily due to increased gross profit margin from advertising services. The year-over-year decrease was primarily due to decreased gross profit margin from NetEase CC live streaming platform.

Operating Expenses

Total operating expenses for the fourth quarter of 2020 were RMB6,915.8 million (US$1,059.9 million), compared to RMB7,015.7 million and RMB5,234.0 million for the preceding quarter and the fourth quarter of 2019, respectively. The quarter-over-quarter decrease was mainly due to decreased marketing expenditures related to Youdao. The year-over-year increase was mainly due to increased marketing expenditures related to online game services and Youdao, as well as higher staff-related costs and research and development investments.

Other Income

Other income consisted of investment income/ (loss), interest income, exchange losses and others. The quarter-over-quarter and year-over-year decreases were mainly due to higher unrealized exchange losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods, as well as investment loss arising from fair value changes of equity investments with readily determinable fair value.

Income Taxes

The Company recorded a net income tax charge of RMB552.7 million (US$84.7 million) for the fourth quarter of 2020, compared to RMB342.7 million and RMB876.3 million for the preceding quarter and the fourth quarter of 2019, respectively. The effective tax rate for the fourth quarter of 2020 was 37.2%, compared to 10.9% and 22.1% for the preceding quarter and the fourth quarter of 2019, respectively. The effective tax rate represents certain estimates by the Company regarding the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for the fourth quarter of 2020 totaled RMB975.7 million (US$149.5 million) which includes net exchange losses of RMB1,801.9 million (US$276.2 million) and net investment loss of RMB271.9 million (US$41.7 million), compared to RMB2,998.2 million and RMB3,053.7 million for the preceding quarter and the fourth quarter of 2019, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for the fourth quarter of 2020 totaled RMB1,597.9 million (US$244.9 million), compared to RMB3,669.2 million and RMB3,662.3 million for the preceding quarter and the fourth quarter of 2019, respectively.

NetEase reported basic and diluted net income from continuing operations per share of US$0.04 each for the fourth quarter of 2020, compared to US$0.14 and US$0.13, respectively, for the preceding quarter, and US$0.15 and US$0.14, respectively, for the fourth quarter of 2019.

NetEase reported basic and diluted net income from continuing operations per ADS of US$0.22 each for the fourth quarter of 2020, compared to US$0.68 and US$0.67, respectively, for the preceding quarter, and US$0.72 each for the fourth quarter of 2019.

Non-GAAP basic and diluted net income from continuing operations per share were US$0.07 each for the fourth quarter of 2020, compared to US$0.17 and US$0.16, respectively, for the preceding quarter and US$0.17 each for the fourth quarter of 2019.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$0.36 each for the fourth quarter of 2020, compared to US$0.83 and US$0.82, respectively, for the preceding quarter, and US$0.87 and US$0.86, respectively, for the fourth quarter of 2019.

Fiscal Year 2020 Financial Results

Net Revenues

Net revenues for fiscal year 2020 were RMB73,667.1 million (US$11,290.0 million), compared to RMB59,241.1 million for fiscal year 2019.

Net revenues from online game services were RMB54,608.7 million (US$8,369.2 million) for fiscal year 2020, compared to RMB46,422.6 million for fiscal year 2019. Net revenues from mobile games accounted for approximately 71.9% of net revenues from online game services for fiscal year 2020, compared to 71.4% for fiscal year 2019.

Net revenues from Youdao were RMB3,167.5 million (US$485.4 million) for fiscal year 2020, compared to RMB1,304.9 million for fiscal year 2019.

Net revenues from innovative businesses and others were RMB15,890.9 million (US$2,435.4 million) for fiscal year 2020, compared to RMB11,513.6 million for fiscal year 2019.

Gross Profit

Gross profit for fiscal year 2020 was RMB38,983.4 million (US$5,974.5 million), compared to RMB31,555.3 million for fiscal year 2019.

The year-over-year increase in online game services gross profit was primarily attributable to increased revenue contribution from self-developed games such as Fantasy Westward Journey H5 and Fantasy Westward Journey 3D.

The year-over-year increase in Youdao gross profit was primarily attributable to increased gross profit from its learning services and learning products.

The year-over-year increase in innovative businesses and others gross profit was primarily due to improved performances from NetEase Cloud Music.

Operating Expenses

Total operating expenses for fiscal year 2020 were RMB24,445.0 million (US$3,746.4 million), compared to RMB17,764.6 million for fiscal year 2019. The year-over-year increase was primarily due to increased marketing expenditures related to online game services and Youdao, as well as higher research and development investments and staff-related costs.

Other Income

Other income consisted of investment income, interest income, exchange gains/ (losses) and others. The year-over-year decrease in other income was mainly due to higher net exchange losses recorded.

Income Taxes

The Company recorded a net income tax charge of RMB3,041.8 million (US$466.2 million) for fiscal year 2020, compared to RMB2,914.7 million for fiscal year 2019. The effective tax rate was 19.8% for fiscal year 2020, compared to 17.8% for fiscal year 2019. The higher effective tax rate for fiscal year 2020 was mainly due to increased losses from certain subsidiaries of the Company.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for fiscal year 2020 totaled RMB12,062.8 million (US$1,848.7 million), which includes net exchange losses of RMB3,112.2 million (US$477.0 million), compared to RMB13,275.0 million for fiscal year 2019.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for fiscal year 2020 totaled RMB14,706.0 million (US$2,253.8 million), compared to RMB15,662.7 million for fiscal year 2019.

NetEase reported basic and diluted net income from continuing operations per share of US$0.56 and US$0.55, respectively, for fiscal year 2020, compared to US$0.63 each for fiscal year 2019.

NetEase reported basic and diluted net income from continuing operations per ADS of US$2.80 and US$2.76, respectively, for fiscal year 2020, compared to US$3.16 and US$3.13, respectively, for fiscal year 2019.

Non-GAAP basic and diluted net income from continuing operations per share were US$0.68 and US$0.67, respectively, for fiscal year 2020, compared to US$0.74 each for fiscal year 2019.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$3.41 and US$3.36, respectively, for fiscal year 2020, compared to US$3.73 and US$3.69, respectively, for fiscal year 2019.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0120 per share (US$0.0600 per ADS) for the fourth quarter of 2020, to holders of ordinary shares and holders of ADSs as of the close of business on March 12, 2021, Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on March 12, 2021 (Hong Kong Time). The payment date is expected to be on March 23, 2021 for holders of ordinary shares and on or around March 26, 2021 for holders of ADSs.

NetEase paid a dividend of US$0.0464 per share (US$0.2320 per ADS) for the first quarter of 2020 in June 2020, a dividend of US$0.0594 per share (US$0.2970 per ADS) for the second quarter of 2020 in September 2020 and a dividend of US$0.0390 per share (US$0.1950 per ADS) for the third quarter of 2020 in December 2020.

Starting in the second quarter of 2019, the Company’s policy has been to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2020, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB100,099.6 million (US$15,340.9 million), compared to RMB74,406.0 million as of December 31, 2019. Cash flow generated from continuing operating activities was RMB24,888.2 million (US$3,814.3 million) for fiscal year 2020, compared to RMB16,911.0 million for fiscal year 2019.

Share Purchase / Repurchase Program

On November 20, 2019, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months beginning on November 25, 2019. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. At the end of this program on November 24, 2020, approximately 198,000 ADSs had been purchased for a total cost of US$3.4 million.

On February 26, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on March 2, 2020. On May 19, 2020, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$2.0 billion. Under the terms of this program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of December 31, 2020, approximately 21.1 million ADSs had been repurchased under this program for a total cost of US$1.6 billion.

The Company also announced today that its board of directors has approved a new share repurchase program of up to US$2.0 billion of the Company’s outstanding ADSs and ordinary shares in open market transactions for a period not to exceed 24 months beginning on March 2, 2021. The extent to which NetEase repurchases its ADSs and ordinary shares will depend upon a variety of factors, including market conditions. This program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020, or at any other certain date. The percentages stated are calculated based on RMB.

Other Announcement

The Company also announced today that Mr. Michael Tong has resigned from its board of directors for personal reasons, effective immediately. Mr. Tong’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company’s board now consists of six directors, five of whom are independent directors. Mr. William Ding stated, “Michael has been an important contributor to our board. Having joined our board in December 1999, he is our second longest serving director after myself, and we will miss him.”

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2020 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2020.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. New York Time on Thursday, February 25, 2021 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, February 25, 2021). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8193 and providing conference ID: 1965811, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 1965811#. The replay will be available through March 10, 2021.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	3,246,373	9,117,219	1,397,275
Time deposits	53,487,075	71,079,327	10,893,383
Restricted cash	3,150,354	3,051,386	467,645
Accounts receivable, net	4,169,358	4,576,445	701,371
Inventories, net	650,557	621,207	95,204
Prepayments and other current assets	4,817,422	6,112,433	936,771
Short-term investments	15,312,595	13,273,026	2,034,180
Assets held for sale	271,278	—	—
Total current assets	85,105,012	107,831,043	16,525,829

Non-current assets:
Property, equipment and software, net	4,621,712	4,555,406	698,147
Land use right, net	3,707,179	4,178,257	640,346
Deferred tax assets	903,904	1,086,759	166,553
Time deposits	2,360,000	6,630,000	1,016,092
Other long-term assets	15,424,166	17,593,117	2,696,263
Assets held for sale	2,398	—	—
Total non-current assets	27,019,359	34,043,539	5,217,401
Total assets	112,124,371	141,874,582	21,743,230

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,212,303	1,134,413	173,856
Salary and welfare payables	2,957,360	3,538,732	542,334
Taxes payable	3,156,513	4,282,835	656,373
Short-term loans	16,828,226	19,504,696	2,989,225
Deferred revenue	8,602,227	10,945,143	1,677,417
Accrued liabilities and other payables	5,484,228	7,337,672	1,124,548
Liabilities held for sale	2,156	—	—
Total current liabilities	38,243,013	46,743,491	7,163,753

Non-current liabilities:
Deferred tax liabilities	382,030	713,439	109,339
Other long-term payable	456,912	623,728	95,590
Liabilities held for sale	961	—	—
Total non-current liabilities	839,903	1,337,167	204,929
Total liabilities	39,082,916	48,080,658	7,368,682

Redeemable noncontrolling interests	10,448,600	10,796,120	1,654,578

Total NetEase, Inc.’s equity	61,453,699	82,126,798	12,586,482
Noncontrolling interests	1,139,156	871,006	133,488
Total shareholders’ equity	62,592,855	82,997,804	12,719,970

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	112,124,371	141,874,582	21,743,230

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	15,734,804	18,658,222	19,761,738	3,028,619	59,241,145	73,667,133	11,289,982

Cost of revenues	(7,524,376)	(8,772,379)	(9,833,976)	(1,507,123)	(27,685,845)	(34,683,731)	(5,315,514)

Gross profit	8,210,428	9,885,843	9,927,762	1,521,496	31,555,300	38,983,402	5,974,468

Operating expenses
Selling and marketing expenses	(2,153,743)	(3,442,821)	(3,076,499)	(471,494)	(6,221,127)	(10,703,788)	(1,640,427)
General and administrative expenses	(812,754)	(783,815)	(809,956)	(124,131)	(3,130,298)	(3,371,827)	(516,755)
Research and development expenses	(2,267,488)	(2,789,051)	(3,029,376)	(464,272)	(8,413,224)	(10,369,382)	(1,589,177)
Total operating expenses	(5,233,985)	(7,015,687)	(6,915,831)	(1,059,897)	(17,764,649)	(24,444,997)	(3,746,359)

Operating profit	2,976,443	2,870,156	3,011,931	461,599	13,790,651	14,538,405	2,228,109

Other income:
Investment income/ (loss), net	731,447	1,280,483	(271,866)	(41,665)	1,306,320	1,610,045	246,750
Interest income, net	279,546	446,914	410,001	62,835	821,774	1,598,618	244,999
Exchange (losses)/gains, net	(128,522)	(1,571,326)	(1,801,891)	(276,152)	25,166	(3,112,152)	(476,958)
Other, net	109,385	109,940	139,321	21,352	439,422	737,168	112,976

Income before tax	3,968,299	3,136,167	1,487,496	227,969	16,383,333	15,372,084	2,355,876
Income tax	(876,329)	(342,700)	(552,661)	(84,699)	(2,914,726)	(3,041,849)	(466,184)

Net income from continuing operations	3,091,970	2,793,467	934,835	143,270	13,468,607	12,330,235	1,889,692
Net income from discontinued operations	—	—	—	—	7,962,519	—	—
Net income	3,091,970	2,793,467	934,835	143,270	21,431,126	12,330,235	1,889,692

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(59,588)	(118,448)	(131,604)	(20,169)	(271,543)	(787,029)	(120,617)
Net loss attributable to noncontrolling interests	21,350	323,221	172,471	26,432	77,933	519,548	79,624
Net income attributable to the Company’s shareholders	3,053,732	2,998,240	975,702	149,533	21,237,516	12,062,754	1,848,699
Including:
-Net income from continuing operations attributable to the Company’s shareholders	3,053,732	2,998,240	975,702	149,533	13,274,997	12,062,754	1,848,699
-Net income from discontinued operations attributable to the Company’s shareholders	—	—	—	—	7,962,519	—	—

Basic net income per share:	0.95	0.89	0.29	0.04	6.59	3.65	0.56
-Continuing operations	0.95	0.89	0.29	0.04	4.12	3.65	0.56
-Discontinued operations	—	—	—	—	2.47	—	—

Basic net income per ADS:	4.73	4.43	1.45	0.22	32.97	18.25	2.80
-Continuing operations	4.73	4.43	1.45	0.22	20.61	18.25	2.80
-Discontinued operations	—	—	—	—	12.36	—	—

Diluted net income per share:	0.93	0.87	0.29	0.04	6.53	3.60	0.55
-Continuing operations	0.93	0.87	0.29	0.04	4.08	3.60	0.55
-Discontinued operations	—	—	—	—	2.45	—	—

Diluted net income per ADS:	4.67	4.37	1.43	0.22	32.67	18.01	2.76
-Continuing operations	4.67	4.37	1.43	0.22	20.42	18.01	2.76
-Discontinued operations	—	—	—	—	12.25	—	—

Weighted average number of ordinary shares outstanding, basic	3,228,387	3,384,051	3,362,793	3,362,793	3,220,473	3,305,448	3,305,448
Weighted average number of ADS outstanding, basic	645,677	676,810	672,559	672,559	644,095	661,090	661,090
Weighted average number of ordinary shares outstanding, diluted	3,266,587	3,431,274	3,411,169	3,411,169	3,249,972	3,349,759	3,349,759
Weighted average number of ADS outstanding, diluted	653,317	686,255	682,234	682,234	649,994	669,952	669,952

Effective October 1, 2020, the Company changed the ratio of its American depositary shares (“ADSs”), representing ordinary shares, from the previous one ADS for every twenty-five ordinary shares to one ADS for every five ordinary shares. The data throughout this announcement have been revised to reflect the ratio change as if it had occurred throughout the periods presented herein.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	3,091,970	2,793,467	934,835	143,270	21,431,126	12,330,235	1,889,692
Net income from discontinued operations	—	—	—	—	(7,962,519)	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	695,644	913,049	962,526	147,514	2,613,782	3,457,782	529,928
Fair value changes of equity security investments	(564,268)	(1,103,428)	559,104	85,686	(751,693)	(720,565)	(110,431)
Impairment losses of investments and other intangible assets	—	—	51,795	7,938	177,567	58,395	8,949
Fair value changes of short-term investments	(160,252)	(133,943)	(118,945)	(18,229)	(657,606)	(580,732)	(89,001)
Share-based compensation cost	622,363	676,751	628,979	96,395	2,404,089	2,663,489	408,198
(Reversal of) / allowance for provision for doubtful debts/ expected credit losses	(17,843)	(2,146)	(5,888)	(902)	(28,583)	40,600	6,222
Losses on disposal of property, equipment and software	3,571	2,645	2,730	418	5,122	6,482	993
Unrealized exchange losses / (gains)	131,869	1,568,627	1,796,532	275,331	(9,981)	3,102,492	475,478
(Gains)/losses on disposal of long-term investments, business and subsidiaries	(2,677)	2,995	178	27	(98,489)	(27,063)	(4,148)
Deferred income taxes	(504,313)	(550,137)	(74,041)	(11,347)	150,629	88,179	13,514
Share of results on equity method investees and revaluation gains from previously held equity interest	(12,269)	(28,915)	(216,528)	(33,184)	(4,322)	(302,602)	(46,376)
Changes in operating assets and liabilities:
Accounts receivable	545,607	43,177	355,495	54,482	(11,314)	(530,413)	(81,289)
Inventories	36,191	34,429	(96,499)	(14,789)	415,057	29,699	4,552
Prepayments and other assets	(309,308)	65,383	791,254	121,265	(1,488,564)	(13,554)	(2,077)
Accounts payable	136,690	147,811	136,213	20,876	13,229	(86,352)	(13,234)
Salary and welfare payables	1,034,413	(447,645)	1,382,442	211,868	146,146	528,927	81,062
Taxes payable	168,247	240,464	220,244	33,754	(133,801)	1,126,648	172,666
Deferred revenue	406,160	1,000,530	568,704	87,158	883,742	2,342,916	359,068
Accrued liabilities and other payables	208,902	177,853	335,117	51,358	(182,646)	1,373,608	210,515
Net cash provided by continuing operating activities	5,510,697	5,400,967	8,214,247	1,258,889	16,910,971	24,888,171	3,814,281
Net cash provided by discontinued operating activities	—	—	—	—	305,487	—	—
Net cash provided by operating activities	5,510,697	5,400,967	8,214,247	1,258,889	17,216,458	24,888,171	3,814,281

Cash flows from investing activities:
Purchase of property, equipment and software	(235,717)	(350,866)	(303,347)	(46,490)	(1,209,477)	(1,055,572)	(161,773)
Proceeds from sale of property, equipment and software	49,693	4,903	7,895	1,210	60,601	17,540	2,688
Purchase of intangible assets, content and licensed copyrights	(760,698)	(755,132)	(333,507)	(51,112)	(2,119,307)	(2,234,915)	(342,516)
Net change in short-term investments with terms of three months or less	(1,802,689)	298,667	(2,257,404)	(345,962)	(1,023,165)	(1,655,930)	(253,782)
Purchase of short-term investments	(3,373,000)	(4,555,000)	(2,200,000)	(337,165)	(22,370,000)	(19,905,000)	(3,050,575)
Proceeds from maturities of short-term investments	9,252,687	11,295,357	3,597,659	551,365	20,225,342	24,126,210	3,697,503
Investment in equity method investees and other long-term investments and acquisition of subsidiaries	(231,714)	(647,533)	(1,034,392)	(158,528)	(1,562,188)	(2,407,692)	(368,995)
Proceeds from disposal of investment in equity investments, businesses and subsidiaries	28,289	397,342	93,926	14,395	406,702	722,076	110,662
Placement/rollover of matured time deposits	(24,912,424)	(26,718,380)	(14,720,632)	(2,256,036)	(77,083,350)	(91,518,767)	(14,025,865)
Proceeds from maturities of time deposits	7,964,392	13,550,559	18,246,875	2,796,456	54,381,647	64,880,317	9,943,344
Change in other long-term assets	(17,229)	(21,957)	(52,092)	(7,983)	(42,345)	(160,674)	(24,624)
Amounts received from disposed businesses	7,092,216	—	—	—	9,031,051	—	—
Net cash (used in)/ provided by continuing investing activities	(6,946,194)	(7,502,040)	1,044,981	160,150	(21,304,489)	(29,192,407)	(4,473,933)
Net cash used in discontinued investing activities	—	—	—	—	(832,252)	—	—
Net cash (used in)/ provided by investing activities	(6,946,194)	(7,502,040)	1,044,981	160,150	(22,136,741)	(29,192,407)	(4,473,933)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans	358,372	68,978	607,043	93,033	730,087	1,136,495	174,175
Payment of short-term bank loans	(296,823)	—	(361,973)	(55,475)	(296,823)	(818,539)	(125,447)
Net changes in short-term loans with terms of three months or less	1,472,244	1,031,040	(2,152,677)	(329,912)	2,538,267	3,723,109	570,591
Net proceeds (paid for)/ received from issuance of shares in Hong Kong	—	(212)	(171,440)	(26,274)	—	21,911,815	3,358,133
Capital injection from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	6,528,274	4,815	10,609	1,626	6,940,990	(268,343)	(41,125)
Cash (paid for)/ received from repurchase of NetEase’s/ purchase of Youdao’s ADSs	—	(2,223,165)	(3,445,930)	(528,112)	10,638	(11,490,988)	(1,761,071)
Dividends paid to shareholders	(6,890,484)	(1,377,570)	(861,211)	(131,987)	(8,840,634)	(4,280,462)	(656,010)
Net cash provided by/ (used in) financing activities	1,171,583	(2,496,114)	(6,375,579)	(977,101)	1,082,525	9,913,087	1,519,246

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(26,846)	(25,033)	(67,229)	(10,303)	29,080	161,894	24,811
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(290,760)	(4,622,220)	2,816,420	431,635	(3,808,678)	5,770,745	884,405
Cash, cash equivalents and restricted cash, at the beginning of the period	6,688,620	13,974,405	9,352,185	1,433,285	10,206,538	6,397,860	980,515
Cash, cash equivalents and restricted cash, at end of the period	6,397,860	9,352,185	12,168,605	1,864,920	6,397,860	12,168,605	1,864,920
Less: Cash, cash equivalents and restricted cash of held for sale at end of the period	1,133	—	—	—	1,133	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the period	6,396,727	9,352,185	12,168,605	1,864,920	6,396,727	12,168,605	1,864,920

Supplemental disclosures of cash flow information of continuing operations:
Cash paid for income tax, net	1,189,622	948,130	347,389	53,240	3,193,802	2,046,119	313,581
Cash paid for interest expense	133,748	47,862	46,177	7,077	431,395	246,051	37,709

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	11,604,332	13,862,035	13,400,182	2,053,668	46,422,640	54,608,717	8,369,152
Youdao	410,432	896,041	1,106,796	169,624	1,304,883	3,167,515	485,443
Innovative businesses and others	3,720,040	3,900,146	5,254,760	805,327	11,513,622	15,890,901	2,435,387
Total net revenues	15,734,804	18,658,222	19,761,738	3,028,619	59,241,145	73,667,133	11,289,982

Cost of revenues:
Online game services	(4,281,559)	(5,044,177)	(4,942,484)	(757,469)	(16,974,234)	(19,847,846)	(3,041,815)
Youdao	(288,002)	(484,488)	(581,327)	(89,092)	(934,261)	(1,713,229)	(262,564)
Innovative businesses and others	(2,954,815)	(3,243,714)	(4,310,165)	(660,562)	(9,777,350)	(13,122,656)	(2,011,135)
Total cost of revenues	(7,524,376)	(8,772,379)	(9,833,976)	(1,507,123)	(27,685,845)	(34,683,731)	(5,315,514)

Gross profit:
Online game services	7,322,773	8,817,858	8,457,698	1,296,199	29,448,406	34,760,871	5,327,337
Youdao	122,430	411,553	525,469	80,532	370,622	1,454,286	222,879
Innovative businesses and others	765,225	656,432	944,595	144,765	1,736,272	2,768,245	424,252
Total gross profit	8,210,428	9,885,843	9,927,762	1,521,496	31,555,300	38,983,402	5,974,468

Gross profit margin:
Online game services	63.1%	63.6%	63.1%	63.1%	63.4%	63.7%	63.7%
Youdao	29.8%	45.9%	47.5%	47.5%	28.4%	45.9%	45.9%
Innovative businesses and others	20.6%	16.8%	18.0%	18.0%	15.1%	17.4%	17.4%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.5250 on the last trading day of December 2020 (December 31, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	191,470	200,116	181,871	27,873	758,810	794,855	121,817
Operating expenses
- Selling and marketing expenses	17,353	25,563	24,892	3,815	84,920	102,300	15,678
- General and administrative expenses	211,506	236,323	214,730	32,909	797,120	929,013	142,377
- Research and development expenses	202,034	214,749	207,486	31,798	763,239	837,321	128,326

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	3,053,732	2,998,240	975,702	149,533	13,274,997	12,062,754	1,848,699
Add: Share-based compensation	608,598	671,004	622,185	95,354	2,387,675	2,643,287	405,101
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	3,662,330	3,669,244	1,597,887	244,887	15,662,672	14,706,041	2,253,800

Non-GAAP basic net income from continuing operations per share	1.13	1.08	0.48	0.07	4.86	4.45	0.68
Non-GAAP basic net income from continuing operations per ADS	5.67	5.42	2.38	0.36	24.32	22.25	3.41
Non-GAAP diluted net income from continuing operations per share	1.12	1.07	0.47	0.07	4.82	4.39	0.67
Non-GAAP diluted net income from continuing operations per ADS	5.61	5.35	2.34	0.36	24.10	21.95	3.36

The accompanying notes are an integral part of this announcement.